Bob Shanks Executive Vice President Chief Financial Officer	World Headquarters One American Road Dearborn, MI 48126
May 17, 2018

Via email and EDGAR

Mr. Lyn Shenk
Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:	Ford Motor Company
Form 10-K for Fiscal Year Ended December 31, 2017 Filed February 8, 2018 Form 8-K Furnished April 25, 2018 Form 10-Q for Quarterly Period Ended March 31, 2018 Filed April 26, 2018 File No. 001-03950

Dear Mr. Shenk:

The following is in response to the comments set forth in your letter dated May 3, 2018. For ease of reference, your comments are copied below with our responses immediately following.

Form 8-K Furnished April 25, 2018

2018 First Quarter Financial Results, page 1

1.
We note you present here and on page 12 of your earnings release, the measure Company Adjusted EBIT Margin. Please present the comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures ("C&DI's").

In future earnings releases, we will present Company Net Income Margin with equal or greater prominence to our non-GAAP financial measure Company Adjusted EBIT Margin.

Form 10-Q for Quarterly Period Ended March 31, 2018

Item 2. Management's Discussion and Analysis
Results of Operations
Company, page 32

2.
In your tabular disclosure titled Company Key Metrics Summary you provide the non-GAAP measures Company Adjusted EBIT Margin and Adj. Effective Tax Rate without presenting the comparable GAAP measures with equal or greater prominence. Also, in the ensuing discussion and the highlighted text box to the right of the table, please ensure any discussion regarding non-GAAP measures is preceded by an equal or more prominent

Ford Motor Company
May 17, 2018

discussion of the comparable GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the non GAAP C&DI's.

In future filings, we will present Company Net Income Margin and Effective Tax Rate with equal or greater prominence to our non-GAAP financial measures Company Adjusted EBIT Margin and Adjusted Effective Tax Rate. If the discussion and highlighted text box in our filings contain these non-GAAP financial measures, they will be preceded by an equal or more prominent discussion of the comparable GAAP financial measures.

3.
Please revise the naming of your non-GAAP measure, Company Operating Cash Flow, so it is not similar to the terminology Operating Cash Flows used in ASC 230. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

In future filings, we will refer to this non-GAAP financial measure as Company Adjusted Operating Cash Flow.

Outlook
2018 FY Outlook, page 56

4.
We note you present outlook guidance for your non-GAAP measure "Operating Cash Flow." Please present the comparable GAAP guidance with equal or greater prominence and include a quantitative reconciliation to the most directly comparable GAAP guidance, or include a statement that such reconciliation is not practicable without unreasonable effort. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and the second to last bullet in Question 102.10 of the non-GAAP C&DI's.

In future filings, we will add the last sentence shown below to the definition of our non-GAAP financial measure Company Adjusted Operating Cash Flow:

"Company Adjusted Operating Cash Flow (Most Comparable GAAP Measure: Net Cash Provided By / (Used In) Operating Activities) – Measure of Company’s operating cash flow excluding Ford Credit’s operating cash flows. The measure contains elements management considers operating activities, including Automotive and Mobility capital spending, Ford Credit distributions to its parent, and settlement of derivatives. The measure excludes cash outflows for funded pension contributions, separation payments, and other items that are considered operating cash outflows under U.S. GAAP. This measure is useful to management and investors because it is consistent with management’s assessment of the Company’s operating cash flow performance. When we provide guidance for Company adjusted operating cash flow, we do not provide guidance for net cash provided by/(used in) operating activities because the GAAP measure will include items that are difficult to quantify or predict with reasonable certainty, including cash flows related to the Company's exposures to foreign currency exchange rates and certain commodity prices (separate from any related hedges), Ford Credit's operating cash flows, and cash flows related to special items, including separation payments, each of which individually or in the aggregate could have a significant impact to our net cash provided by/(used in) our operating activities."

* * *

Ford Motor Company
May 17, 2018

We appreciate your assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings. Should you have any questions or comments regarding our responses, please feel free to contact me at (313) 322-0282.

Sincerely,

/s/ Bob Shanks

Bob Shanks